September 29, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Lewis and Ameen Hamady

Re:      Ready Capital Corp
Form 10-K for the fiscal year ended December 31, 2024
Form 10-Q for the quarterly period ended March 31, 2025
File No. 001-35808

Dear Messrs. Lewis and Hamady:

This letter is being submitted in response to the comment letter from the staff of the Securities & Exchange Commission (the “Staff”), dated September 2, 2025 and addressed to Andrew Ahlborn, Chief Financial Officer of Ready Capital Corporation (the “Company,” “we,” “us,” and “our”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 (the “Form 10-Q”). For your convenience, each comment is repeated below, followed by the Company’s response.

Form 10-Q for the quarterly period ended March 31, 2025
Note 5. Business Combinations, page 23

1.              We note you recorded a bargain purchase gain of $102.5M for the three months ended March 31, 2025 upon acquisition of United Development Funding IV (“UDF IV”). Please tell us in greater detail the reassessment performed under ASC 805-30-25-4 before recognizing the gain. In addition, please expand your disclosures to highlight the facts and circumstances that resulted in your acquisition of UDF IV at a significant discount relative to the fair value of net assets acquired consistent with the guidance in ASC 805-30-50-1(f)(2).

Response: The Company respectfully acknowledges the Staff’s comment and acknowledges that ASC 805-30-25-4 requires that if a bargain purchase gain is identified, the acquirer should reassess whether all of the assets acquired and liabilities assumed have been identified and recognized, including any additional assets and liabilities not previously identified or recognized in the acquisition accounting. In accordance with ASC 805-30-25-4, the Company followed the guidance outlined in ASC 805-20-25-5 and ASC 805-30-25-6 in completing its review of the business combination. Specifically, the Company completed the following items:

•To verify that all identifiable assets and liabilities assumed were properly accounted for in the business combination, the Company reviewed the historical financial statements of UDF IV, reconciled the business combination workpapers to the ending balance sheet of UDF IV, reviewed the underlying accounting workpapers at UDF IV and conducted interviews with the accounting professionals at UDF IV.

•Subsequent to identifying all identifiable assets and liabilities, the Company fair valued all identified assets and liabilities. More specifically, the Company engaged a third-party expert with relevant knowledge and experience to provide valuations on the loan portfolio and contingent liabilities. Fair values were determined using acceptable and common valuation methodologies, primarily the discounted cash flow approach. The Company gave additional scrutiny to those assumptions requiring a higher degree of judgment and subjectivity. All other asset and liabilities, which included primarily cash, receivables and payables, were agreed back to source documents, such as bank statements, and assessed for collectability or liability, respectively.

•The Company determined, post completion of its review, that all assets and liabilities were properly identified, and that each asset and each liability was recorded properly at its fair value.

•The Company did not have a noncontrolling interest in UDF IV and determined upon completion of its review that no other noncontrolling interest existed.

•The Company did not hold a previous equity interest in UDF IV.

•As consideration for the asset and liabilities acquired, the Company issued 12,766,819 shares and an equal number of Contingent Value Rights determined by a fixed exchange ratio agreed to in the Agreement and Plan of Merger, “Merger Agreement”, dated November 29, 2024. On the business combination date, the Company valued the stock consideration using the closing price on March 13, 2025 of $5.06. For the Contingent Value Right, the Company engaged a third party to provide the valuation and reviewed the third party’s conclusion for accuracy and reasonableness of assumptions employed in the valuation.

The Company believes that the following factors contributed to the bargain purchase gain:

•The past performance of UDF IV’s stock price led to a significant discount in UDF IV’s market valuation compared to the fair value of UDF IV’s net assets.

•The suspension of UDF IV shares from Nasdaq on or around October 19, 2016, purportedly due to a failure to file its 2015 annual financial reports and subsequent quarterly reports with the SEC, followed by the delisting of the UDF IV shares from Nasdaq on or around May 28, 2017, led to significant illiquidity in the stock, allowing for the Company to make a compelling offer at a discount to the fair value of UDF IV’s net assets.

•The Merger Agreement dated November 29, 2024 included a fixed exchange ratio. On November 29, 2024, the Company’s stock price was $7.37 compared to $5.06 on the date of the merger. The decline in the Company’s stock price over that period accounted for $29.5 million of the $102.5 million total bargain purchase gain within the Form 10-Q for the period ended March 31, 2025

In future filings beginning with the Form 10-Q for the period ended September 30, 2025, the Company will expand its disclosure to highlight the facts and circumstances that resulted in its acquisition of UDF IV at a significant discount relative to the fair value of net assets acquired consistent with the guidance in ASC 805-30-50-1 (f)(2). The Company will add language substantially like the below in Management’s Discussion and Analysis of Financial Condition and Results of Operations and Note 5 – Business Combinations (the following text is from the 10-Q for the quarterly period ended March 31, 2025, with the proposed new text to be included in future filings shown in blue, underlined text):

Unallocated - Corporate.
Q1 2025 versus Q1 2024. Non-interest income of $103.8 million primarily represented a gain on bargain purchase recognized from the UDF IV Merger, primarily driven by a discount in UDF IV’s market valuation due to factors such as the illiquid nature of UDF IV’s shares, and a change in our stock price between the date of the agreement and the closing date of the merger.

Note 5. Business Combinations

UDF IV Merger

. . .

The table below illustrates the aggregate consideration transferred, net assets acquired, and the related bargain purchase gain, which was primarily driven by a discount in UDF IV’s market valuation due to factors such as the illiquid nature of UDF IV’s shares, and a change in our stock price between the date of the agreement and the closing date of the merger.

Form 10-K for the fiscal year ended December 31, 2024
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 84

2.              We note that your provision for loan losses was approximately $292.8 million, $7.2 million and $34.4 million for the years ended December 31, 2024, 2023 and 2022 respectively and the subsequent increase in your loan recoveries disclosed in your Form 10-Q for the period ended March 31, 2025 of $109.6 million when compared to the $26.5 million for the same period ended March 31, 2024. We further note based on your disclosure on page 130, the significant increase in your general reserve and specific reserves in your allowance for credit losses for your Bridge Loans and Construction Loans respectively as of December 31, 2024 and December 31, 2023. Finally, we also note the significant increase in the number of loan modifications made to borrowers experiencing financial difficulty with 65 such loan modifications entered into during the year ended December 31, 2024 versus 21 loan modifications for the year ended December 31, 2023. Please further expand your disclosures to discuss the factors that led to the significant increase in the provision for loan losses and subsequent recoveries and the increase in your loan modifications made to borrowers experiencing financial difficulty. In that regard, please ensure that your disclosure highlights whether such changes are driven by general macroeconomic conditions and/or whether there were other specific circumstances such as loan type, geographic, market or other contributing to the significant change in your credit losses and allowance amounts between periods. Finally, please ensure your disclosures address whether you expect such disproportionate fluctuations and increase in trends to recur. See Item 303(b)(2)(i) and (ii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. For your convenience, the Company’s response is split into 3 sections, relating to the Provision/Allowance for Loan Loss and Loan Modifications, Recovery of Loan Losses, and Disproportionate Fluctuations and Increase in Trends.

Provision/Allowance for Loan Loss and Loan Modifications

The Company refers the Staff to the existing disclosure found in the following sections of our 10-K for the year ended December 31, 2024:

•Note 6 - Loans and Allowance for Credit Losses: Note 6 on page 130 discloses the allowances for loan losses as of December 31, 2024 and December 31, 2023, along with a summary of changes in the allowances for loan losses. These tables show that the main driver of loan losses in 2024 related to the bridge loan portfolio and bridge loans held for sale. With respect to credit quality, Note 6 on page 129 includes disclosure showing the migration of the portfolio, especially bridge loans, to loans with higher loan-to-value ratios, which was driven by reduced property valuations for loans secured by real property. In particular, we note that for December 31, 2024, 27.8% of loans had an LTV of 80.1% or greater, compared to only 8.7% of loans with an LTV of 80.1% or greater for December 31, 2023. With respect to loan modifications, Note 6 on pages 131 and 132 includes disclosure concerning loan modifications for the year ended December 31, 2024 with breakdowns concerning what constituted the carrying value of loan modifications, comparative details for the year ended December 31, 2023, and cites factors such as interest payment deferrals, payment modifications including reduction of interest payments, and term extensions. For instance, the disclosure states that “[t]here were 30 loans with aggregate carrying value of $688.8 million, or 8.2% of loans, net, that were modified to include both term extensions and interest payment deferral.”

•Note 23 – Financial Instruments with Off-Balance Sheet Risk, Credit Risk, and Certain Other Risks: This note contains detailed disclosure addressing market, credit, and interest rate risks, all of which were drivers of changes in the allowance for loan losses.

•Item 7A. Quantitative and Qualitative Disclosures About Market Risk: This item contains detailed disclosure addressing market, credit, and interest rate risks, all of which were drivers of changes in the allowance for loan losses.

•Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations within Factors Impacting Operating Results under Current Market Conditions: This item discloses factors affecting operating results, including interest rates, macroeconomic concerns and inflation, all of which were drivers in the fiscal year ended December 31, 2024.

Notwithstanding the foregoing, the Company confirms that in future filings, beginning with the Form 10-Q for the period ended September 30, 2025, it will expand its existing disclosures on the provision for loan loss and modifications. The Company will add language substantially like the below in Management’s Discussion and Analysis of Financial Condition and Results of Operations, leveraging disclosure contained elsewhere in the 10-K (the following text is from the 10-K for the year ended December 31, 2024, with the proposed new text to be included in future filings shown in blue, underlined text, and any deleted text shown in red, struck-through text):

Factors Impacting Operating Results
We expect that our results of operations will be affected by a number of factors and will primarily depend on the level of interest income from our assets, the market and fair value of our assets and the supply of, and demand for, LMM loans, SBA loans, USDA loans, construction loans, MBS and other assets we may acquire in the future, demand for housing, population trends, construction costs, the availability of alternative real estate financing from other lenders, changes in credit spreads, and the financing and other costs associated with our business. These factors may have an impact on our ability to originate new loans or the performance of our existing loan portfolio. Our net investment income, which includes the amortization of purchase premiums and accretion of purchase discounts, varies primarily as a result of changes in market interest rates, the rate at which our distressed assets are liquidated and the prepayment speed of our performing assets. Interest rates and prepayment speeds vary according to the type of investment, conditions in the financial markets, competition and other factors, none of which can be predicted with any certainty. Our operating results may also be impacted by changes in our provision for loan losses. Increases in the provision for loan loss are primarily driven by a deterioration in the contractual performance of a loan. Macroeconomic factors including interest rates and inflation, as well as supply absorption and cap rate movements, may contribute to a deterioration in a loan’s contractual performance. In certain circumstances, the Company may choose to modify a loan which had experienced financial difficulty due to the factors previously described. Our operating results may also be impacted by our available borrowing capacity, conditions in the financial markets, credit losses in excess of initial estimates or unanticipated credit events experienced by borrowers whose loans are held directly by us or are included in our MBS. Difficult market conditions as well as inflation, energy costs, geopolitical issues, health epidemics and outbreaks of contagious diseases, unemployment and the availability and cost of credit are factors which could also impact our operating results.

Balance Sheet Analysis and Metrics
As of December 31, 2024, total assets in our consolidated balance sheet were $10.1 billion, a decrease of $2.3 billion from December 31, 2023, primarily reflecting a decrease in Assets of consolidated VIEs and Loans, net. Assets of consolidated VIEs decreased $1.7 billion, due to paydowns on securitized loans. Loans, net decreased $642.0 million, primarily due to an increase in our general and specific reserves, which in total account for the allowance for loan losses on our balance sheet, as well as an increase in the ~~CECL reserves and~~ loans transferred to Loans, held for sale. The increase in the allowance for loan losses was primarily driven by reduced property valuations for loans secured by real property. The increase in loan modifications made to borrowers experiencing financial difficulty was primarily driven by an increase in loan delinquencies and in certain circumstances, loans with an inability to repay at maturity under the contractual terms of the loan. Property valuation declines, loan delinquencies and loans with an inability to repay at maturity were primarily driven by interconnected macroeconomic factors, specifically the rise in interest rates and increased inflationary pressure, as well as supply absorption rates, reduced cap rate and property financial performance.

LMM Commercial Real Estate Segment Results.
YTD 2024 versus YTD 2023. Interest income of $766.4 million represented a decrease of $80.9 million, primarily due to decreased loan balances, partially offset by increases in interest rates. Interest expense of $598.8 million represented a decrease of $51.8 million, driven by decreased debt balances, partially offset by increases in interest rates. Provision for loan losses of $283.8 million represented an increase of $282.4 million, primarily due to an increase in CECL reserves, partially offset by loans transferred to Loans, held for sale in the first half of 2024. The increase in provision for loan losses was primarily driven by increases in the provision for loan losses for our bridge and construction loans, which was in turn driven by reduced property valuations for loans secured by real property and the migration of loans to delinquent status. Property valuation declines and migration of loans to delinquent status were primarily driven by interconnected macroeconomic factors, specifically the rise in interest rates and increased inflationary pressure, as well as supply absorption rates, reduced cap rates and property financial performance. Non-interest loss of $239.0 million represented an increase of $324.9 million, primarily due to net realized losses on financial instruments and real estate owned and the valuation allowance related to the transfer of Loans, net to Loans, held for sale in the first half of 2024. Non-interest expense of $148.2 million represented an increase of $44.5 million, due to increases in charge-offs of real estate acquired in settlement of loans and loan servicing expenses, partially offset by a decrease in employee compensation and benefits.

Recovery of Loan Losses

The Company advises the Staff that the recovery of loan losses was due to the reclassification of certain loans to held for sale, which caused a reversal of the allowance for loan losses with an offsetting valuation allowance.

The Company advises the staff that during the quarterly period ended March 31, 2025 the Company decided to sell a part of the lower to middle market loan portfolio, and, in accordance with ASC 310-10-35-48A and ASC 948-310-35-2A:

•A loan classified as held for investment should be reclassified to held for sale if the reporting entity decides to sell the loan.
•On the date a loan is transferred into the held for sale category, any previously recorded allowance for credit losses is reversed in earnings and the loan is recorded at its amortized cost basis.

•If the amortized cost basis exceeds the loan’s fair value at the date of transfer, a valuation allowance should be established equal to the difference between amortized cost basis and fair value.

The Company refers the Staff to the existing disclosure found in the following sections of our 10-Q for the period ended March 31, 2025:

•Statement of Cash Flow: The Statement of Cash Flow discloses the transfer of $722.8 million of loans, net, transferred to Loans, held for sale, as well as a $109.6 million recovery of loan loss and a valuation allowance of $99.7 million.

•Note 26 – Segment Reporting: This note contains disclosure showing the recovery of loan losses and increase in the valuation allowance attributable to the LMM Commercial Real Estate segment.

•Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Supplemental Information – LMM Commercial Real Estate Segment Results and Non-GAAP financial measures: This item on page 74 addresses that the driver of the recovery of loan loss is primarily due to loans transferred from Loans, net to Loans, held for sale. In accordance with the guidance above, this recovery was offset by an increase in the valuation allowance.

Disproportionate Fluctuations and Increase in Trends

The Company refers the Staff to the Factors Impacting Operating Results, and Item 7A. Quantitative and Qualitative Disclosures About Market Risk found in the 10-K and 10-Q, in which the Company discloses that factors including interest rates, inflation, and local supply and demand may have an adverse impact on our financial condition and results of operations. The Company further refers the Staff to the Forward-Looking Statements section of our 10-K and 10-Q, in which the Company discusses the difficulty in predicting factors such as these. As set forth in the foregoing sections of our 10-K and 10-Q, a number of factors may result in fluctuations and increases in trends. Many of these factors are interconnected, and the Company may be unable to accurately predict the impact of any individual factor or confluence of multiple factors on its financial condition and results of operations. To the extent the Company is able to do so with reasonable accuracy, it will update it disclosures accordingly.

Exhibits

3.              We note you have identified the wrong periodic report in paragraph 1 of the certifications as you reference the quarterly report on Form 10-Q rather than the annual report on Form 10-K. Please file an amendment to your Form 10-K for the fiscal year ended December 31, 2024 in its entirety to revise your certifications to identify the correct periodic report in paragraph 1 of the certifications. We refer you to Compliance & Disclosure Interpretations ("C&DIs") Section 246.14 of Regulation SK.

Response:  The Company notes this administrative error in the filed version of the certifications. The Company confirms that today it has filed an amended version of the 10-K with updated certifications that are signed and currently dated.

If you have any questions or comments regarding this response, please call the undersigned at (212) 257-4622. Thank you for your attention to this matter.

Very truly yours,

/s/ Andrew Ahlborn
Andrew Ahlborn
Chief Financial Officer

cc:     Sonia Barros, Partner, Sidley Austin LLP
    Michael J. Kessler, Partner, Alston & Bird LLP